Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Coastal Shares”) of Coastal Contacts Inc. (“Coastal”) is to be held at the offices of McCarthy Tátrault LLP at Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, Canada on April 16, 2014 at 10:00 a.m. (Vancouver time) for the following purposes:

1.                                      to consider, pursuant to an interim order of the Supreme Court of British Columbia dated March March 17, 2014 (the “Interim Order”) and, if thought fit, to pass, with or without variation, a resolution (the “Arrangement Resolution”), the full text of which is set out in Appendix B to the accompanying management information circular of Coastal dated March 18, 2014 (the “Circular”), to approve an arrangement (the “Arrangement”) under the provisions of Section 192 of the Canada Business Corporations Act (the “CBCA”), pursuant to which Essilor International (Compagnie Générale d’Optique), S.A. (“Essilor”) will, indirectly through 8800499 Canada Inc. (“Newco”), a wholly-owned subsidiary of Essilor, acquire all of the outstanding Coastal Shares for CDN$12.45 in cash for each Coastal Share, all as more particularly described in the Circular;

2.                                      to receive the consolidated financial statements of Coastal for the financial year ended October 31, 2013, together with the report of the auditor thereon;

3.                                      to elect the directors of Coastal for the ensuing year;

4.                                      to appoint KPMG LLP, Chartered Accountants, as auditor of Coastal for the ensuing year;

5.                                      to consider and, if thought fit, approve, on an advisory basis (and not to diminish the role and responsibilities of the Board of Directors of Coastal), Coastal’s approach to executive compensation; and

6.                                      to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Arrangement is more fully described in the accompanying Circular.

Pursuant to the Interim Order, the full text of which is set out in Appendix E to the Circular, registered Shareholders will have the right to dissent in respect of the Arrangement pursuant to Section 190 of the CBCA and be paid an amount equal to the fair value of their Coastal Shares. These dissent rights are described in the Circular. If a registered Shareholder wishes to dissent, a written notice of dissent must be received by Coastal no later than 10:00 a.m. (Vancouver time) on April 14, 2014 (or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened) and the registered Shareholder must otherwise comply strictly with the dissent procedures described in the Circular. As a result of giving a notice of dissent, a registered Shareholder may, if the Arrangement becomes effective, require Newco to purchase the Shareholder’s Coastal Shares for their fair value in accordance with the provisions of the CBCA, as amended by the provisions of the Interim Order. Failure to comply strictly with the dissent procedures described in the Circular may result in the loss or unavailability of any right of dissent. See the section entitled “Dissenting Shareholders’ Rights” in the Circular and Appendix F to the Circular. Beneficial owners of Coastal Shares registered in the name of an intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent and, accordingly, they need to contact such intermediary in order to exercise dissent rights.

The Record Date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting in respect of the Arrangement is March 14, 2014. Only Shareholders whose names were entered in the registers of Coastal at the close of business on that date will be entitled to receive notice of and to vote at the Meeting in respect of the Arrangement.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment of the Meeting in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment of the Meeting. To be effective, the enclosed proxy must be received by Coastal’s transfer agent, Computershare Trust Company of Canada by mail, hand or courier at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 no later than 10:00 a.m. (Vancouver time) on April 14, 2014 (or, in the case of any adjournment or postponement of the Meeting to a time or date later than 10:00 a.m. on April 16, 2014, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened). Non-registered Shareholders should carefully follow the instructions received from their intermediary in respect of voting of Coastal Shares that they own beneficially.

Dated at the City of Vancouver, in the Province of British Columbia, this 18th day of March, 2014.

BY ORDER OF THE BOARD OF DIRECTORS OF COASTAL CONTACTS INC.

(signed) “Roger V. Hardy”

Roger V. Hardy
Chairman and Chief Executive Officer